









avuá
CACHAÇA

# Peter Nevenglosky · 2nd

Co-Founder at Avuá Cachaça, Svöl Aquavit and Drifter Spirits

New York, New York · 500+ connections · Contact info

Drifter Spirits

NYU Stern School of I

## Experience

### Co-Founder

Drifter Spirits · Full-time

Feb 2019 – Present · 1 yr 3 mos

Brooklyn, New York

Drifter Spirits is a sales management company that focuses on niche beverage alcohol brands in assisting with route to market, distributor management, education and trade engagement. Drifter is passionate about discovering unique, compelling spirits from around the world and sharing them wit leading bartenders and spirits fans across the United States.

### Co-Founder

Avuá Cachaça

Jan 2011 – Present · 9 yrs 4 mos

New York, NY

• Led brand development and innovation process for start-up liquor brand from brand identity, product proposition, pricing, and launch strategy for highly touted craft cachaça brand.

• Responsible for marketing and sales strategy and A&P budget for startup brand includir ...see mor

AVUÁ CACHAÇA



### Co-Founder

Svöl Aquavit

Jan 2017 – Present · 3 yrs 4 mos

Brooklyn, New York

Svöl Aquavit is a project aimed to serve as a reference point for the category of aquavit (Scandinavian spirit focused on caraway as a lead flavor profile) in the US and beyond. The project is in concert with Gunnar Gislason Head Chef at Agern and Dill in Iceland and Jonas Anderson of Meyers USA on botanical sourcing and product development with production at NY Distill ...see mor



### Brand Manager

Red Bull

Apr 2012 – Mar 2014 · 2 yrs

Greater New York City Area

• Responsible for $500MM+ full Red Bull product portfolio and marketing activities in the East Business Unit including media allocation, dollar allocations and creative executions.

• Delivered best in class Red Bull Music Academy campaigns in NYC in both 2013 and 20 ...see mor



### The Dannon Company

2 yrs 11 mos

#### Associate Brand Manager

Jan 2011 – Apr 2012 · 1 yr 4 mos

• Led the copy development process for Danimals 2010 Back to School promotion television spot, which tested at 5-Box levels, highest reading on persuasion and brand recognition.

• Crafted Danimals digital strategy for 2011. Led full creative efforts including game creati ...see mor

#### Assistant Brand Manager

Jun 2009 – Dec 2010 · 1 yr 7 mos

• Led launch execution of Danimals Coolision Dual Tubes, grossing over $30 MM in sales in 2010, including leading packaging design, market research, and forecasting.

• Managed $20 MM Danimals marketing budget for both 2009 and 2010.                          ...see mor

### Assistant Brand Manager

Danone

2009 – Dec 2010 · 1 yr



### MBA Student

New York University Stern School of Business

Aug 2007 – May 2009 · 1 yr 10 mos



### Marketing Intern
The Dannon Company
Jun 2008 – Aug 2008 · 3 mos

• Segmented the market along various dimensions using IRI panel data to identify those with the highest market potential to pursue as part of a new multi-targeting strategy for biggest yogurt brand in the US.

...see mor

### Founder
ComPete Personal Training
Feb 2006 – Aug 2007 · 1 yr 7 mos



### Import Policy Analyst
U.S. Department of Commerce
Nov 2004 – Aug 2007 · 2 yrs 10 mos

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## Education



### NYU Stern School of Business
MBA, Marketing
2007 – 2009
Activities and Societies: Selected member - Industry Mentoring Initiative, Marketing Track, Graduate Marketing Association, Entrepreneur's Exchange



### The George Washington University
BA, International Economics
1999 – 2003
Activities and Societies: Cum Laude, Graduate University Honors Program, Study Abroad Spring 2002 in Madrid, Spain

## Volunteer Experience

### President
Cardozo Shaw Neighborhood Association
Sep 2004 – Aug 2007 · 3 yrs
Civil Rights and Social Action

## Skills & Endorsements

**Marketing Strategy** · 56

 Endorsed by **Mariya Nurislamova and 2 others who are highly skilled at this**

 Endorsed by **2 of Peter's colleagues at New University**

**Market Research** · 43

 Endorsed by **Frank Romero, who is highly skilled at this**

 Endorsed by **3 of Peter's colleagues at Red**

**Customer Insight** · 33

 Endorsed by **2 of Peter's colleagues at Red Bull**

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## Recommendations

**Received (0)**      **Given (3)**



### Jay G.
Sr. Associate Brand Manager at P&G

September 12, 2013, Peter managed Jay directly

Jay was able to quickly jump into several projects, understand goals, and begin to add value as the Brand Marketing Intern for Bull's East Business Unit in New York. Jay was the project man for a special pack release in the NY metro area; he earned the respect of cross-functional team members by staying on... See



### Roger Salazar, Jr.
Equity Capital Markets at Citi

July 27, 2011, Peter was senior to Roger but didn't manage directly

Roger was a strong contributor to our startup venture, Washing Square Brands, showing strong command of financial analytics well as proving to be a strong self-starter in an environment wh the team did not have a lot of time to coach him through the w would highly recommend him for any financial role and a... See

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